                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -----------------------------
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                Brightpoint, Inc.
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                            (Name of subject company)

 Options under Brightpoint, Inc. 1994 Stock Option Plan, 1996 Stock Option Plan
     and Non-Employee Directors Stock Option Plan to Purchase Common Stock,
                            Par Value $.01 Per Share
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                         (Title of class of securities)

                                 Not Applicable*
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                      (CUSIP number of class of securities)

                                Robert J. Laikin
                      Chairman and Chief Executive Officer
                                Brightpoint, Inc.
                              6402 Corporate Drive
                           Indianapolis, Indiana 46278
                                 (317) 297-6100
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                                    Copy To:

                             Robert J. Mittman, Esq.
                                Ethan Seer, Esq.
                        Blank Rome Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                            Telephone: (212) 885-5000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
     Transaction Valuation (1)                       Amount of Filing Fee
--------------------------------------------------------------------------------
            $770,612                                      $154.12 (2)
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(1)      Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,888,334 shares of common stock of Brightpoint, Inc. having an aggregate value of $387,914 as of August 21, 2001, will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The transaction valuation also includes cash consideration to be paid by Brightpoint, Inc., assuming all such options are exchanged and cancelled pursuant to this offer, of $382,698. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction valuation.

(2)      Previously paid.


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[X]      Check box if any part of the fee is offset as provided by Rule
         0-ll(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount previously paid: $154.12     Filing Party:     Brightpoint, Inc.

         Form or Registration No. 5-45355    Dated Filed:      August 31, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third-party tender offer subject to Rule 14d-1.
         [X]      issuer tender offer subject to Rule 13e-4.
         [ ]      going-private transaction subject to Rule 13e-3.
         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         *There is no trading market or CUSIP Number for the options. The CUSIP Number for the Common Stock underlying the options is 109473 10 8.


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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO to an offer by Brightpoint, Inc., (the "Company"), to its employees (which includes employees of majority-owned or wholly-owned subsidiaries of the Company) and members of the Board of Directors ("Directors") of the Company, to exchange all options to purchase shares of its common stock, par value $.01 per share ("Common Stock") outstanding under the Company's 1994 Stock Option Plan (the "1994 Plan"), 1996 Stock Option Plan (the "1996 Plan") and Non-Employee Directors Stock Option Plan (the "Director Plan") having (i) a grant date prior to March 1, 2001, and (ii) an exercise price in excess of $10.00 (the "Options"), for (a) a cash payment in the amount set forth in the Offer to Exchange (the "Cash Payment"), and for (b) new options that will be granted under either (y) the 1994 Plan for those tendering optionholders who are officers (i.e., the Chief Executive Officer; President and Chief Operating Officer; Executive Vice President, Chief Financial Officer and Treasurer; Executive Vice President, General Counsel and Secretary of Brightpoint, Inc., collectively the "Officers") or Directors of the Company or (z) the 1996 Plan for those tendering optionholders who are neither Officers nor Directors of the Company (the "New Options") in the amounts, on the terms and subject to the conditions set forth in the Offer to Exchange, dated August 31, 2001 ("Offer to Exchange"), that was filed as Exhibit (a)(1) to the Schedule TO.

         The amendments and supplements to the Offer to Exchange, the Form of Letter of Transmittal filed as Exhibit (a)(3) to the Schedule TO, the Form of Notice of Withdrawal from the Offer filed as Exhibit (a)(4) to the Schedule TO and the Form of Agreement to Grant Stock Options filed as Exhibit (a)(5) to the Schedule TO, as set forth in the Memorandum from Robert J. Laikin, Chairman of the Board and Chief Executive Officer of the Company, dated September 25, 2001, filed as Exhibit (a)(9) and incorporated herein by reference, are as follows:

         (i) To amend Section 7 of the Offer to Exchange to eliminate the condition described in subparagraph (ii) at the bottom of page 24 regarding a significant increase or decrease in the market price of the Company's Common Stock;

         (ii) To amend the Form of Letter of Transmittal in the paragraph on page 4 immediately preceding the table entitled "Description of Options Tendered," by eliminating the language in the first sentence from "read, understands, and agrees to all of the terms of the Offer" and replacing such language with "received the documents constituting the Offer."

         (iii) To amend the Form of Notice of Withdrawal from the Offer by eliminating the last two sentences of the first paragraph of the document.

         (iv) To amend the Form of Agreement to Grant Options by eliminating the language "and reviewed" from the last sentence of paragraph number 6.

ITEM 12.      EXHIBITS.

         (a)      (1)      Offer to Exchange, dated August 31, 2001.*

                  (2) Memorandum from Robert J. Laikin, Chairman of the Board and Chief Executive Officer of Brightpoint, Inc., to Brightpoint, Inc. employees and Directors dated August 31, 2001.*

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                  (3)      Form of Letter of Transmittal.*

                  (4)      Form of Notice of Withdrawal from the Offer.*

                  (5)      Form of Agreement to Grant Stock Options.*

                  (6)      Form of Written Notice to Participating
                           Optionholders.*

                  (7) Brightpoint, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2000, filed with the SEC on March 30, 2001 (incorporated herein by reference).

                  (8) Brightpoint, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001 (incorporated herein by reference).

                  (9) Memorandum from Robert J. Laikin, Chairman of the Board and Chief Executive Officer of Brightpoint, Inc., to Brightpoint, Inc. employees and Directors dated September 25, 2001.

         (b)      Not applicable.

         (d)      (1)      (A)  Brightpoint, Inc. 1994 Stock Option Plan
                           (incorporated herein by reference to Exhibit 10.1 filed with the Company's Registration Statement on form S-8 (File no. 333-87863), filed with the SEC on September 27, 1999).

                           (B) Brightpoint, Inc. 1996 Stock Option Plan.*

                           (C) Brightpoint, Inc. Non-Employee Directors Stock Option Plan (incorporated herein by reference to Exhibit 10.2 filed with the Company's Registration Statement on Form S-1, (File no 33-75148), filed with the SEC on February 10, 1994).

                  (2) (A) Form of Option Agreement for Officers pursuant to the Brightpoint, Inc. 1994 Stock Option Plan;*

                           (B) Form of Option Agreement for Directors pursuant to the Brightpoint, Inc. 1994 Stock Option Plan;*

                           (C) Form of Option Agreement for employees pursuant to the Brightpoint, Inc. 1996 Stock Option Plan;*

                  (3) Form of Agreement between Brightpoint and certain Officers for valuation of August 2001 Options under existing employment agreements, as amended.*

         (g)      Not applicable.

         (h)      Not applicable.

----------------------

* Previously filed.


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.


                                      BRIGHTPOINT, INC.


                                      /s/ Robert J. Laikin
                                      ------------------------------------------
                                      Robert J. Laikin
                                      Chairman of the Board and Chief Executive
                                      Officer

Date:  September 25, 2001


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                                INDEX TO EXHIBITS



EXHIBIT NUMBER                                DESCRIPTION
--------------                                -----------

(a)           (1)         Offer to Exchange, dated August 31, 2001.*

              (2) Memorandum from Robert J. Laikin, Chairman of the Board and Chief Executive Officer of Brightpoint, Inc., to Brightpoint, Inc. employees and Directors dated August 31, 2001.*

              (3)         Form of Letter of Transmittal.*

              (4)         Form of Notice of Withdrawal from the Offer.*

              (5)         Form of Agreement to Grant Stock Options.*

              (6)         Form of Written Notice to Participating
                          Optionholders.*

              (7) Brightpoint, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2000, filed with the SEC on March 30, 2001 (incorporated herein by reference).

              (8) Brightpoint, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001 (incorporated herein by reference).

              (9) Memorandum from Robert J. Laikin, Chairman of the Board and Chief Executive Officer of Brightpoint, Inc., to Brightpoint, Inc. employees and Directors dated September 25, 2001.

(b)           Not applicable.

(d)           (1)        (A) Brightpoint, Inc. 1994 Stock Option Plan
                         (incorporated herein by reference to Exhibit 10.1 filed with the Company's Registration Statement on form S-8
                         (File no. 333-87863), filed with the SEC on September 27, 1999).

                         (B) Brightpoint, Inc. 1996 Stock Option Plan.*

                         (C) Brightpoint, Inc. Non-Employee Directors Stock Option Plan (incorporated herein by reference to Exhibit 10.2 filed with the Company's Registration Statement on Form S-1, (File no 33-75148), filed with the SEC on February 10, 1994).

              (2) (A) Form of Option Agreement for Officers pursuant to the Brightpoint, Inc. 1994 Stock Option Plan;*

                                      B-1
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                         (B) Form of Option Agreement for Directors pursuant to
                         the Brightpoint, Inc. 1994 Stock Option Plan;*

                         (C) Form of Option Agreement for employees pursuant to the Brightpoint, Inc. 1996 Stock Option Plan;*

              (3) Form of Agreement between Brightpoint and certain Officers for valuation of August 2001 Options under existing employment agreements, as amended.*

(g)            Not applicable.

(h)            Not applicable.
------------------------
* Previously filed.